Exhibit 4

[AIR TRANSPORT SERVICES GROUP LETTERHEAD]

February 2, 2009

J. Christopher Teets

Partner

Red Mountain Capital Partners LLC

10100 Santa Monica Boulevard, Suite 925

Los Angeles, CA 90067

Re:	Confidentiality and Standstill Agreement

Dear Mr. Teets:

As you know, that certain letter agreement by and between Red Mountain Capital Partners LLC, a Delaware limited liability company (“Red Mountain”) and Air Transport Services Group, Inc., a Delaware corporation (formerly ABX Holdings, Inc., “ATSG”), dated February 6, 2008, terminated automatically pursuant to its terms on December 31, 2008. In response to Red Mountain’s renewed request, ATSG has agreed to and expects to deliver to Red Mountain, following the execution and delivery of this letter agreement by Red Mountain, certain information about its properties, employees, finances, businesses and operations (including monthly financial information and all information and materials provided or made available to the full board of directors of ATSG (the “Board of Directors”) or otherwise to a majority of the members of the Board of Directors) that is currently available or becomes available during the duration of this letter agreement; provided, however, that nothing in this letter agreement obligates ATSG to disclose any information if such disclosure would be unlawful or result in a breach by ATSG or one of its subsidiaries of a confidentiality agreement with a third party.

All information about ATSG or any third party that is furnished by ATSG or its Representatives (as defined below) to Red Mountain on or after the date hereof, and regardless of the manner in which it is furnished, is referred to in this letter agreement as “Proprietary Information.” Proprietary Information shall not include, however, information which (i) is or becomes generally available to the public other than as a result of a disclosure by Red Mountain, the Affiliates (as defined below) or any of their respective Representatives in violation of this letter agreement; (ii) was available to Red Mountain on a nonconfidential basis prior to its disclosure by ATSG or its Representatives; (iii) becomes available to Red Mountain on a nonconfidential basis from a person other than ATSG or its Representatives who is not otherwise bound by a confidentiality agreement with ATSG or any or its Representatives, or is otherwise not under an obligation to ATSG or any of its Representatives not to transmit the information to

Red Mountain; or (iv) was independently developed by Red Mountain without reference to or use of the Proprietary Information. For purposes of this letter agreement, (i) “Affiliates” shall mean, collectively, Red Mountain Capital Partners II, L.P., a Delaware limited partnership, Red Mountain Capital Partners III, L.P., a Delaware limited partnership, RMCP GP LLC, a Delaware limited liability company, Red Mountain Capital Management, Inc., a Delaware corporation, and Willem Mesdag, a natural person; (ii) “Representative” shall mean, as to any person, its directors, officers, employees, agents and advisors (including, without limitation, financial advisors, attorneys and accountants); and (iii) “person” shall be broadly interpreted to include, without limitation, any corporation, company, partnership, other entity or individual.

Subject to the immediately succeeding paragraph, unless otherwise agreed to in writing by ATSG, Red Mountain shall, (i) except as required by law, keep all Proprietary Information confidential and not disclose or reveal any Proprietary Information to any person (other than to its Affiliates, Representatives and Representatives of the Affiliates who have a need to know such information for purposes of assisting in Red Mountain’s evaluation of ATSG, provided that each such Affiliate and Representative shall keep confidential all Proprietary Information that is so disclosed or revealed to him or her in accordance with Red Mountain’s confidentiality obligations hereunder with respect to such Proprietary Information); (ii) not use Proprietary Information for any purpose other than in connection with the evaluation of ATSG; and (iii) except as required by law or legal process, not disclose to any person the fact that Proprietary Information has been disclosed to Red Mountain; provided that, for the avoidance of doubt, the disclosure of the existence of this letter agreement and the filing of this letter agreement as an exhibit to any Schedule 13D or amendment thereto shall not be deemed to be a breach of the foregoing clause (iii). The obligations of Red Mountain contained in this paragraph to keep Proprietary Information confidential shall survive any termination or expiration of this agreement for a period of nine months from and after the termination or expiration of this agreement.

In the event that Red Mountain or any Affiliate is requested pursuant to, or required by, applicable law or regulation (including, without limitation, any rule, regulation or policy statement of any national securities exchange, market or automated quotation system on which any of Red Mountain’s securities are listed or quoted) or by legal process to disclose any Proprietary Information, Red Mountain shall provide ATSG with prompt notice of such request or requirement in order to enable ATSG (i) to seek an appropriate protective order or other remedy, (ii) to consult with Red Mountain with respect to ATSG’s taking steps to resist or narrow the scope of such request or legal process or (iii) to waive compliance, in whole or in part, with the terms of this letter agreement. In the event that such protective order or other remedy is not timely sought or obtained, or ATSG waives compliance, in whole or in part, with the terms of this letter agreement, Red Mountain shall use commercially reasonable efforts to disclose only that portion of the Proprietary Information which is legally required to be disclosed and to ensure that all Proprietary Information that is so disclosed will be accorded confidential treatment. In the event that Red Mountain shall have complied, in all material respects, with the provisions of this paragraph, such disclosure may be made by Red Mountain without any liability hereunder.

For a period commencing with the date of this letter agreement and ending on the later to occur of December 31, 2009, or the date upon which no persons affiliated with Red

Mountain are serving on the Board of Directors, neither Red Mountain nor its Affiliates nor any other person affiliated with Red Mountain shall, without the prior written consent of ATSG or the Board of Directors, directly or indirectly:

(a) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, (i) any additional common stock or direct or indirect rights to acquire any common stock of ATSG or any subsidiary thereof, or of any successor to or person in control of ATSG such that Red Mountain, the Affiliates and any other person affiliated with Red Mountain, collectively, beneficially own, directly or indirectly, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 thereunder (or any comparable or successor law or regulation) in excess of 14.9% of the amount of the issued and outstanding common stock of ATSG, or (ii) any assets of ATSG or any subsidiary or division thereof or of any such successor or controlling person;

(b) make, or in any way participate, directly or indirectly, in any “solicitation” of “proxies” to vote (as such terms are used in the rules of the Securities and Exchange Commission), or seek to advise or influence any person or entity with respect to the voting of any voting securities of ATSG;

(c) nominate or seek to nominate, directly or indirectly, any person to the Board of Directors;

(d) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving ATSG or any of its securities or assets;

(e) form, join or in any way participate in a “group” as defined in Section 13(d)(3) of the Exchange Act in connection with any of the foregoing;

(f) otherwise act or seek to control or influence the Board of Directors or the management or policies of ATSG;

(g) take any action that could reasonably be expected to require ATSG to make a public announcement regarding the possibility of any of the events described in clauses (a) through (e) above; or

(h) request ATSG or any of its Representatives, directly or indirectly, to amend or waive any provision of this paragraph.

The foregoing paragraph is sometimes referenced in this letter agreement as the “standstill provision.” For the avoidance of doubt, if any person affiliated with Red Mountain serves on the Board of Directors, the standstill provisions are not intended to be construed to apply to actions taken by such person in his capacity as a member of the Board of Directors.

To the extent that any Proprietary Information may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All Proprietary Information provided by ATSG that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this letter agreement, and under the joint defense doctrine. Nothing in this letter agreement obligates ATSG to reveal material subject to the attorney-client privilege, work product doctrine or any other applicable privilege.

Red Mountain acknowledges that neither ATSG nor any of its Representatives makes any express or implied representation or warranty as to the accuracy or completeness of any Proprietary Information, and Red Mountain agrees that none of such persons shall have any liability to Red Mountain or any of its Affiliates or Representatives relating to or arising from the use of any Proprietary Information.

In the event that ATSG, in its sole discretion, requests, Red Mountain shall, upon ATSG’s written request, promptly deliver to ATSG or destroy (provided that any such destruction shall be certified by Red Mountain) all Proprietary Information and all copies, reproductions, summaries, analyses or extracts thereof or based thereon (whether in hard-copy form or on intangible media, such as electronic mail or computer files) in Red Mountain’s possession or in the possession of any Representative of Red Mountain or any Affiliate.

Red Mountain is aware of the restrictions imposed by the United States securities laws on the purchase or sale of securities by any person who has received material, non-public information from the issuer of such securities and on the communication of such information to any other person when it is reasonably foreseeable that such other person is likely to purchase or sell such securities in reliance upon such information.

Without prejudice to the rights and remedies otherwise available to either party hereto, ATSG shall be entitled to equitable relief by way of injunction or otherwise if Red Mountain or any of the Affiliates breaches or threatens to breach any of the provisions of this letter agreement.

No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

This letter agreement shall be governed by and construed in accordance with the laws of the State of Ohio, without giving effect to its principles or rules regarding conflicts of laws, other than such principles directing application of Ohio law. Each party hereby consents to the institution and resolution of any action or proceeding of any kind or nature with respect to or arising out of this agreement brought by any party hereto in the federal or state courts located within the State of Ohio.

This letter agreement contains the entire agreement between the parties hereto concerning confidentiality of the Proprietary Information, and no modification of this letter agreement or waiver of the terms and conditions hereof shall be binding upon any party hereto, unless approved in writing by each such party.

This letter agreement shall terminate automatically on the later to occur of December 31, 2009, or the date upon which no persons affiliated with Red Mountain are serving on the Board of Directors (or on such later date agreed upon in writing by the parties); provided that Red Mountain may, in its sole discretion, terminate this letter agreement (including the standstill provision) by delivering written notice of such termination to ATSG at any time after the approval by the Board of Directors of:

(i)	any sale of more than 20% of the assets of ATSG and its subsidiaries, taken as a whole;

(ii)	the beneficial ownership (as defined by Rule 13d-3 under the Exchange Act) by any person of more than 20% of any class of outstanding equity securities of ATSG, including any equity issuance, tender offer, exchange offer or other transaction or series of transactions that, if consummated, would result in any person beneficially owning more than 20% of any class of outstanding equity securities of ATSG; or

(iii)	any merger, consolidation or other business combination involving ATSG or any of its subsidiaries and a third party.

In addition, if the Board of Directors undertakes a formal process to solicit proposals with respect to any of the foregoing or, with respect to unsolicited proposals, determines that any proposal relating to any of the foregoing is reasonably likely to be approved, ATSG shall notify Red Mountain that subparagraph (h) of the standstill provision has been waived by ATSG.

For the avoidance of doubt, neither Red Mountain nor any other person shall have any obligation hereunder (and Red Mountain shall not be prohibited by this letter agreement from taking, directly and indirectly, any or all of the actions described in subparagraphs (a) through (h) of the standstill provision) from and after the termination of this letter agreement.

Please confirm your agreement with the foregoing by signing and returning to the undersigned the duplicate copy of this letter agreement enclosed herewith.

[THE REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Very truly yours,

AIR TRANSPORT SERVICES GROUP, INC.

By:	/s/ W. Joseph Payne
W. Joseph Payne
Sr. Vice President
Corporate General Counsel & Secretary

ACCEPTED AND AGREED as of the date first written above:

RED MOUNTAIN CAPITAL PARTNERS LLC

By:	/s/ J. Christopher Teets
J. Christopher Teets